Exhibit 99.2

Proxy Disclosure
On February 22, 2008, CSX Corporation ("CSX") filed with the SEC a revised preliminary proxy statement in connection with its 2008 Annual Meeting. CSX plans to file with the SEC and furnish to its shareholders a definitive Proxy Statement in connection with its 2008 Annual Meeting, and advises its security holders to read the definitive Proxy Statement when it becomes available, because it will contain important information. Security holders may obtain a free copy of the definitive Proxy Statement and other documents (when available) that CSX files with the SEC at the SEC’s website at www.sec.gov. The definitive Proxy Statement and these other documents may also be obtained for free from CSX by directing a request to CSX Corporation, Attn: Investor Relations, David Baggs, 500 Water Street C110, Jacksonville, FL 32202.

CSX, its directors, director nominee and certain named executive officers and employees may be deemed to be participants in the solicitation of CSX’s security holders in connection with its 2008 Annual Meeting.  Security holders may obtain information regarding the names, affiliations and interests of such individuals in CSX’s revised preliminary proxy statement filed on February 22, 2008 with the SEC.

CORPORATE PARTICIPANTS

David Baggs
CSX Corporation - Assistant VP, IR

Michael Ward
CSX Corporation - Chairman, President, CEO

Tony Ingram
CSX Corporation - COO

Clarence Gooden
CSX Corporation - EVP, Sales, Marketing Officer

Oscar Munoz
CSX Corporation - EVP, CFO

CONFERENCE CALL PARTICIPANTS

John Barnes
BB&T Capital Markets - Analyst

William Greene
Morgan Stanley - Analyst

Ken Hoexter
Merrill Lynch - Analyst

Tom Wadewitz
JPMorgan - Analyst

Jason Seidl
Credit Suisse - Analyst

Gary Chase
Lehman Brothers - Analyst

Lee Klaskow
Longbow Research - Analyst

Ed Wolf
Wolf Research - Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen. Welcome to the the CSX Corporation first quarter 2008 earnings call. As a reminder today's call is being recorded. During this call, all participants will be in a listen only mode.

For opening remarks and introduction, I'd like to turn the call over to Mr. David Baggs, Assistant Vice President, Investor Relations for CSX Corporation.

David Baggs - CSX Corporation - Assistant VP, IR

Thank you, Laurie and good morning, everyone. Again welcome to our first quarter earnings call. The presentation material that we'll review this morning along with our quarterly financial report and our safety and service measurements are available on our website at CSX.com under the investor section. In addition, following the presentation, a webcast replay will be available for your review. Here representing CSX this morning are Michael Ward, the Company's Chairman, President and Chief Executive Officer; Tony Ingram, Chief Operating Officer; Clarence Gooden, Chief Sales and Marketing Officer; and Oscar Munoz, Chief Financial Officer.

Before we get started, our proxy disclosure provides important information about our 2008 annual meeting and we encourage you to read this information for further detail. At the same time please keep in mind that this is an earnings call and our remarks will focus on our financial and operational performance during the first quarter. We do not intend to take questions on other topics during today's call. Also let me remind everyone that the presentation and other statements made by the Company contain forward-looking statements and actual performance could differ materially from the results anticipated by these forward-looking statements. And with that, let me turn the presentation over to CSX Corporation's Chairman, President and Chief Executive Officer Michael Ward. Michael?

Michael Ward - CSX Corporation - Chairman, President, CEO

Well, thank you, David and good morning. Good morning, everyone. Once again CSX has delivered superior value to shareholders by staying focused on our railroad and our customers. Today we reported first quarter earnings of $0.85 per share, a record first quarter for our Company. On a comparable basis, we produced EPS of $0.80, up 60% from the prior year. first quarter revenues and operating income were also at record levels. We achieved a 370 basis point improvement in our operating ratio to 77% on a comparable basis. We achieved these results quarter after quarter through strong operations. Tony and his team continue to drive excellent safety and service results, allowing Clarence and his team to market our services to the true value we are delivering for our customers. Also in the quarter, we announced actions that reflect our strong confidence in the ability of CSX to sustain its momentum in what remains a vibrant marketplace for rail transportation.

First, we issued 2008 guidance that was well above Wall Street consensus. As Oscar will discuss later, we are now targeting at the upper end of that guidance. Also, in the first quarter, we substantially raised our long term targets for operating income, EPS, operating ratio, and free cash flow through 2010.

In addition, the Board announced a 20% increase in the dividend representing a near tripling of the quarterly dividend over the past two years, and authorized a $2.4 billion increase in our share repurchase program creating what is now a $3 billion program to be completed by the end of 2009. Staying true to our belief in a balanced approach to deploying capital and our committment to the future of this great Company, we also reiterated our plans to invest $5 billion in our network between now and 2010. The leaders here with me today are proud of what our team is accomplishing and have a passion for the long term vision of CSX.

Before I turn it over to Tony, you may be interested in the upcoming proxy season leading toward our annual meeting. Let me assure you that this Company and its employees continue to be focused on delivering superior results for you, our shareholders. This quarters performance is yet another indication of that continuing committment. We have a strong record of success over the past three years and we've raised the bar on 2008 and the longer term. We're clearly demonstrating that we have the right people, the right strategy and a passion for excellence to reach those goals.

As you know, over the last year our Dissident group has put forward a number of suggestions. The Board, which is always open to constructive ideas that could create value, studied each of the Dissident's suggestions and responded thoughtfully in a letter last November. As that letter detailed we believe that the Dissident views were ill-timed and damaging to the value and the momentum of the Company. Now, the group is proposing a slate of Directors to the CSX Board. As you would expect, we tried to avoid the time and expense of a proxy contest. We spoke with the Dissidents on numerous occasions in an attempt to find common ground and based on these conversations, we concluded that they are not simply interested in having a representative voice but instead, are seeking to achieve effective control of the CSX Board of Directors. Over the next few months, we will be speaking to many of you regarding CSX's top tier performance and strong corporate governance as well as the excellent quarter after quarter improvements we continue to make in core operations. So with that, let me turn the presentation over to Tony and the rest of the team to review the results of another strong quarter at CSX. Tony?

Tony Ingram - CSX Corporation - COO

Thank you, Michael. Good morning, everyone. Once again, leadership, discipline and execution produced great results for the quarter. First, safety remains at all-time highs. As we continue our drive to be the safest railroad in North America. This leadership comes from our continued focus convincing our people that safety is the foundation of everything we do. Second, we're driving greater productivity and efficiency across the network. These gains are helping to overcome the impact of inflation and drive the operation ratio lower. Discipline requires to work safe and comply with our operating rules, also drives productivity. Discipline means running the plan, doing things the right way, and following through on our commitments. Finally, consistent execution of the operating plan is producing strong service for our customers. Now let's look at the results in more detail.

Looking at slide eight, shows our excellent trends in safety remain strong. In the yellow box, you see personal injuries at 1.1 for the quarter, an improvement of 19% for 2007 -- over 2007. On a rolling 12 months, the results improved to 1.15, also a 19% improvement. Train accidents were 3.04 for the quarter and 2.84 for a rolling 12 months. These results continued to position CSX as a leader in one of Americas safest industries and our focus on safety will drive us to even stronger performance.

Now let's turn to our on time performance, a key driver of service. On time originations were 79% in the quarter, the best first quarter performance in our history. For the rolling 12 months, originations went up to 81%. On time arrivals were 69% in the quarter and improved to 72% for rolling 12 months. Our focus on planned execution continues to produce strong results and our positive momentum will continue.

Now looking at slide 10, our network is running well and producing reliable service for our customers. In the terminals, cars are making their connections faster. On average, dwell time was about 23 hours in the quarter, that's 7% better than 2007 and the positive trend continued for the rolling 12 months. On the line road, train velocity improved to 20.8 miles per hour in the first quarter and 20.9 miles per hour for a rolling 12 months. Higher velocity and stable velocity is what we want. We're getting both. We're doing it by focusing on the plan and making smart investments in our network.

In the end, this leads to more consistent service and greater value for our customers. Now, let's wrap up on slide 11. Our plan is working. We'll stay focused on performance through our leadership, disciplined execution. Our momentum and safety in service is strong. We'll continue to be an industry leader on both fronts. We will keep driving productivity higher with disciplined and great employees, and we'll continue to adjust our resources and operating plan to current business levels. We're on track with the total service integration rollout. This will better align our service with our customer needs. We'll expect total service integration to improve service and productivity, and create capacity to grow the business long term. Now let me turn it over to Clarence to review the sales and marketing results.

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

Thank you, Tony, and good morning, everyone. In the first quarter we proved again that creating value for customers in a free market environment is the way to sustain a vibrant rail industry. Our results also prove that revenue growth is sustainable. Our resilient portfolio and focus on yield management allows us to offset the impact of a softer economy. This morning, I'll highlight our results and the primary drivers while offering some insights on what we see ahead for the remainder of 2008.

CSX achieved another great quarter of revenue growth despite continued softness in the housing and the automotive sectors. Revenues increased 12% to a first quarter record of over $2.7 billion as yield improvements more than offset the impact of lower volumes. Yield improvements continued to reflect the superior value we're providing to our customers through strong service. Pricing gains more than offset the weakness in volumes and were supplemented by fuel recovery. In short our diverse portfolio of businesses continues to generate revenue growth throughout the economic cycle. Let's look at revenue growth by market on the next slide.

Most of our markets experienced strong revenue growth for the quarter, again resulting from stronger yields and fuel recovery. The only market segments that produced flat or lower revenues were those impacted by the housing and automotive sectors. Across our other markets, agricultural products, phosphates and fertilizers, coal, chemicals, metals and intermodal, we produced significant revenue growth on higher yields, a strong export environment, a stable industrial economy, and a growing demand for alternative fuels like ethanol.

Looking at our pricing on the next slide, the line on this chart highlights the year-over-year change in total revenue per unit which includes the impact of price, fuel, and mix. During the first quarter overall revenue per unit increased 14.4% due to both increased fuel recovery and price increases. The bars on the chart show the increase in price on a same-store sales basis. This excludes the impact of fuel and mix. Same-store sales are defined as shipments with the same customers, same commodities, and car types shipped between the same origin and destination. These shipments represent approximately 75% of our total base. Same-store sales price increases were 6.8% for the quarter consistent with the increases you've seen over the last three years. Based on the value we are providing our customers through strong service, we expect that momentum to continue.

As you will recall from our fourth quarter earnings presentation, we provided same-store sales pricing guidance of 5 to 6% for 2008. Given our first quarter results, we now expect to produce pricing gains slightly above the higher end of that range for the full year.

Now, let's look at the various markets. Quarterly merchandise revenue increased 11% to over $1.3 billion. This growth was driven by stronger yields in all markets, revenue per unit increased 15% more than offsetting the weakness in volumes which continued to reflect the impact of the softness in the automotive and housing sectors. We saw the most significant volume declines in our forest products and merger markets and food and consumer markets due to lower shipments of lumber, building products, aggregates, roofing granules, and appliances. On the positive side, five of the seven merchandise markets generated higher revenues with agricultural products, phosphates and fertilizers, chemicals and metals producing the most significant gains. In fact, first quarter revenue results were an all-time high in agricultural products with double digit increases in ethanol, feed ingredients and exports.

Let's turn to the next slide and review our results in coal. Quarterly coal revenues improved to $762 million. This is an increase of over 20% and represents a new quarterly record. Continued strong demand for export coal during the quarter offset declines in utility volumes. Here, export shipments are at levels that we have not seen since the early 1980s. This is due to strong overseas demand and limitations from overseas producers. And we expect these favorable conditions to continue through at least 2009. On the volume front, while overall car loadings were flat, actual tonnage increased 1% as customers have put new, high capacity cars into service. Finally, the yield environment remains strong in the first quarter with revenue per unit increasing 20%. Price, fuel recovery, and mix were the primary drivers and we expect the favorable pricing environment to continue.

Now, turning to the automotive results, quarterly automotive revenue of $202 million was essentially flat to last year. CSX's volume was consistent with production declines in the first quarter as a slowing economy and tight credit conditions impacted auto sales. Pricing actions and fuel recovery resulted in an increase in revenue per unit of 13% which helped to mostly offset the impact of lower volumes. Long term, we are well positioned with the Big 3 which will continue to be augmented with additional growth from the new domestics.

Turning to our intermodal results, intermodal had a record first quarter revenue of $348 million, up 9% versus last year on higher revenue per unit and flat volumes. Fuel recovery and a favorable traffic mix drove the revenue per unit 10% higher in the quarter. On the volume front, domestic traffic grew 18% in the quarter and held strong demand for our trans Continental or coast to coast container product, due to changes in shipping patterns of domestic freight. The strength in domestic traffic was partially offset by the decline in international volumes. We are still seeing slower imports and continued to cycle a few prior year customer losses.

Let's take a look at the intermodal operating income for the first quarter. Intermodal profit of $61 million represented a 25% increase over last year. These results were achieved as intermodal continued its focus on bottom line growth and cost control. Total costs increased $5 million year-over-year driven by higher fuel prices and purchase services from other railroads. This was partially offset by operational productivity led by the benefits of our total service integration efforts. A combination of intermodals revenue performance and ongoing focus on controllable costs led to a 200 basis points margin improvement driving our operating ratio to 82.4% for the quarter.(1)

And now let's wrap up by taking a look at revenue for the second quarter. Excluding the impact of fuel recovery, our second quarter revenue outlook is positive. The outlook is favorable across five markets, neutral for three, and unfavorable for two. Yield management will continue to be the key driver across all markets as we deliver value for our customers through superior service. Merchandise will see continued growth in agricultural products, chemicals, metals, and phosphate and fertilizer. Coal, coke and iron ore revenues are expected to remain strong due to the strength in the export market and favorable pricing environment. Yield efforts should offset volume softness in the emerging markets and the food and consumer markets. In addition, volume losses in the international segment of intermodal should moderate while domestic traffic remains strong for reasons I mentioned earlier. The outlook for automotive and forest products is unfavorable as we expect volume to more than offset the benefits from yield management.

Overall, we continue to see a favorable environment for CSX and the broader railroad industry, despite the weakness in housing and automotive sectors. At the same time, we remain committed to improving yields, reflecting the excellent service and value that we are providing our customers. Thank you, and let me turn the presentation over to Oscar to review our financial results.

Oscar Munoz - CSX Corporation - EVP, CFO

Thank you, Clarence. On slide 23, which represents our reported numbers, we recorded earnings per share of $0.85, up $0.33 from the prior year. Starting at the top of the slide and working our way down, revenues increased 12% to a first quarter record of over $2.7 billion reflecting our strong service, product, and our focus on yield management and fuel recovery. This revenue growth drove a first quarter record operating income of $626 million including a $2 million gain from insurance recoveries. Moving below the line, other income increased $63 million driven by two primary items. First, a gain of $27 million from a previously announced real estate sale in the quarter and secondly, an equity earnings adjustment for a non-consolidated sub which contributed $30 million of additional book income. Going forward the impact from this item is expected to be minimal.

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(1)  The 200 basis points margin improvement and 82.4% operating ratio for the quarter figures were incorrectly stated.  As noted in the accompanying slides, these figures should be 210 basis points and 82.5%, respectively.

Next, interest expense increased $20 million as a result of the incremental debt issued last year. Income taxes are $73 million higher due to the increases in this years earnings, and finally the number of fully diluted shares outstanding is $48 million lower than last year due to the impact of our share repurchase program.

Turning to the next slide, let's look at our results on a comparable basis. After removing the gain on insurance recoveries and the equity earnings adjustment, EPS was $0.80 in this years quarter an improvement of $0.30 or 60% from last year. Looking at operating income, after removing the gain on insurance recoveries for both years, we increased earnings $157 million or 34%. Now let's review the key drivers of operating income on the next slide.

The year-over-year increase in operating income was supported by the cycling of two prior year developments that resulted in $38 million of expense in last years quarter. However the real story this quarter is the strength of our core earning power which after adjusting for the reduction in these expenses increased 25% over last year. As depicted in the blue shaded area of the chart, we delivered core earnings growth of $119 million driven by continued focus on the fundamentals of our business. The other of these items drove our record first quarter comparable operating income of $624 million.

And moving to the next slide, the combination of yield management and productivity and safety improvements along with our diversified business portfolio produced a comparable operating ratio of 77%. This represents a 370 basis point improvement from last year and maintains our momentum towards achieving a low 70's operating ratio in 2010.

Moving to the next slide let's take a look at the major components of our expense. As you can see from the chart, overall expense growth was driven by significantly higher fuel in the quarter. Total expenses were up 7% overall, however, when you adjust for fuel, we are down 1% versus last year. Helping to offset the impacts from inflation for the quarter were lower derailment expenses in the MS&O line, the impacts of lower volumes and equipment rent and the Company's continued focus on safety, productivity, and efficiency. Now let me review our expenses in more detail starting with fuel.

Overall, fuel increased 55% versus last year. The primary driver was a $1.09 or 63% increase in the average price per gallon resulting in $157 million of additional cost. Slightly offsetting this impact is our continued focus on fuel efficiency. On the chart on the left, efficiency is measured by gallons per thousand gross ton miles has been improving steadily over the last three years. first quarter, 4% improvement in efficiency resulted in a $10 million year-over-year savings. As information and to be more consistent with the new STB reporting requirements for fuel, we have reclassified $36 million of non-locomotive fuel expense from our MS&O line to our fuel line. Non-locomotive fuel includes items such as fuel used by our vehicle fleet and our roadway machines and on a year-over-year basis, expenses for these non-locomotive fuels increased $11 million, again reflecting the higher cost of fuel.

Continuing with our expense review on the next slide, labor costs increased only 1% or $11 million from last year. This increase was primarily driven by wage and benefit inflation and higher incentive compensation. Partially offsetting these increases was net productivity improvements of $23 million driven by the reduction in train crew headcount reflecting our continued focus on cost control. Going forward we expect our labor and fringe expenses to continue to increase less than inflation as we achieve our productivity objectives.

Now, let's move on to MS&O on the next slide. As I discussed earlier the MS&O line now excludes the non-locomotive fuel expense which we reclassified to the fuel line. Overall MS&O expenses declined 6% or $32 million versus last year. As you can see in the shaded area on the chart, the primary driver of this decline is the cycling of two prior year derailments I previously discussed. So, looking at this years activity, we see the normal effects of inflation partially offset by the reduced run rate of expenses for personal injuries reflecting significant improvements achieved over the last several years.

Now let me discuss rent on the next slide. For the quarter, rents declined 8% or $9 million primarily driven by lower volume which more than offset the impacts from inflation and equipment utilization. The chart to the left shows payables days per load which measures the utilization of the freight cars where we pay rent. Overall, our days per load degraded 4% versus last year which you can see in the gold bars on the chart and reflect the impact from the significant decline in our automotive business. If you exclude the automotive multi-level cars, our data per load performance actually improved 4% versus the prior year as we continue to drive operational fluidity. Looking forward, you should expect the our rent expense to continue to move with our business volumes.

On the next slide, let me review the remaining expenses. All other expenses increased $7 million or 3% versus prior year. The two components, first depreciation was basically flat as the net increase in our capital asset base was offset by lower rates from the asset life studies that we completed last year, and finally our inland transportation expense was driven higher by the increase in intermodals transcon business.

Now let me update you on where we stand with our share re-purchase program. During the first quarter of this year we repurchased an additional $300 million or just over 7 million shares of our common stock. Overall, since 2006, the Company has repurchased nearly $3 billion of its outstanding common representing almost 73 million shares.

Moving to the next slide, and as we announced on March 17, we have expanded our share buyback program to repurchase an aggregate $3 billion of shares by the end of 2009. This builds on the nearly $3 billion that we repurchased over the last two years and is consistent with our BBB minus capital structure objectives. In addition we also announced a 20% increase to our quarterly dividend to $0.18 per share effective with the second quarter payout. This increase represents a near tripling of the quarterly dividend over the last two years. As we have demonstrated we will continue to have a balanced approach between reinvesting in our business and providing direct value to our shareholders through dividends and share repurchases.

With that let me update you on our full year 2008 guidance. First, we see continued strength in pricing and as Clarence mentioned we expect same-store sales price growth of 6% plus for this full year 2008. Second, continued cost control through our various productivity initiatives such as total service integration, will help offset inflationary pressures and finally our diverse business portfolio is enabling us to grow through the current economic cycle. These fundamental strengths along with the results we achieved during the quarter positions us for the strong momentum throughout the year and we are now targeting the high end of our full year EPS guidance of $3.40 into $3.60 on a comparable basis.

Now let me finish with a review of our recently raised long term guidance. Through 2010 and on slide 36, we expect to achieve compound annual growth and operating income in the range of 13 to 15% and compound annual growth and earnings per share of 18 to 21% before the impact of share repurchases, off the record 2007 base. At the same time, the Company expects to drive its operating ratio to the low 70's and produce free cash flow before dividends exceeding $1 billion by 2010. So with that let me turn it back to our Chairman for his closing remarks. Michael?

Michael Ward - CSX Corporation - Chairman, President, CEO

Thank you, Oscar. On a one, three, and five year basis the value of your shares has increased at a higher rate than any other major North American railroad and approximately 90% of the S&P 500. In the past three years alone, your share price has nearly tripled. We're driving that value through industry leading improvements in our operations, marketing our services to the value those improvements create for our customers and leveraging the secular strength of our industry. Our business strategy is built around the outstanding environment for freight railroads both now and well into the future. And we're leveraging that environment in three ways.

First, we strive for strong quarter after quarter improvements in operations. Our Company creates value by meeting Americas growing freight transportation needs. We focus on that everyday and I can assure you that this team shows no signs of letting up. Second, we deploy capital to create value in the short and long term. Dividends, share repurchases, and network investments are all in the mix and the key is balance. Our committment to that principal is well known and well executed. Third, the Board and the management team continually challenge our strategy and execution plan to ensure that it remains vibrant against the competitive landscape. Our ability to weather today's economic conditions is evidence of that.

From a shareholder perspective, I think the best test of our strategy is this. Is it working? By almost every key measure the answer is a resounding, yes, and the results we are driving are motivating our team to achieve much more. When we talk about strategy today, it's not just about getting better and better, even though that's clearly happening. It's ultimately about building the premier transportation Company in North America. And each quarter of great performance puts us closer to that goal. We're grateful to have investors who share our enthusiasm for the future and who are being rewarded handsomely for their confidence. With that we'll be happy to take your questions about our financial performance.

QUESTION AND ANSWER

Operator

Thank you. We will now be conducting a question and answer session. Our first question comes from John Barnes of BB&T Capital Markets.

John Barnes - BB&T Capital Markets - Analyst

Hi, good morning. Mike, can you talk a little bit about from an OR perspective two questions on that front. Number one, headcount down pretty sharply. How much more opportunity do you think you have on headcount and at what the point do you have to begin to pull back on headcount reductions just because of a concern about the economy finally picking up and maybe being under staffed in the event you get a pretty nice bounce in volumes?

Michael Ward - CSX Corporation - Chairman, President, CEO

John, let me have Tony answer that question. Tony?

Tony Ingram - CSX Corporation - COO

Hi, John. Most of the headcount is depicted in our T&E employees and we continuously adjust our headcount based on our demands at the time and we do have some furloughs still that we can bring back when we -- when the business needs require those, so we'll continue to adjust those as the business or the business mix changes.

John Barnes - BB&T Capital Markets - Analyst

Okay, can you give us an idea of how many you have out on furlough?

Tony Ingram - CSX Corporation - COO

It's about 850 right now.

John Barnes - BB&T Capital Markets - Analyst

Okay. The second question I've got with regards to your operating ratio targets for the next two years and then 2010 and beyond and that mid 70's and then low 70's, can you reach those targets with fuel where it is? I mean this quarter was obviously very nice quarter, fuel up 70 million and you still put up substantial OR improvement but do you get to a point where you're going to exhaust your opportunities unless fuel kind of gives you a bit of a benefit?

Oscar Munoz - CSX Corporation - EVP, CFO

John, it's Oscar. Clearly there's a lot of factors in the economy and such, but I think as we've proven that with the programs that we have in place and our cost, long term costs are both just exactly on a neutral position with regards to overall fuel, I think while it has short-term impact over the long run, we can achieve those numbers and below.

John Barnes - BB&T Capital Markets - Analyst

Okay. Very good. And then lastly, Oscar, were there any material legal expenses incurred during the quarter era associated with the proxy battle that would have changed the OR at all, even a tenth of a point or something?

Oscar Munoz - CSX Corporation - EVP, CFO

No, not in the first quarter.

John Barnes - BB&T Capital Markets - Analyst

All right, very good. Thanks for your time.

Operator

Thank you. Our next question comes from William Greene of Morgan Stanley.

William Greene - Morgan Stanley - Analyst

Yes, hi. I'm wondering if we can get a little bit more color on the pricing situation. How much of your improvement in, I don't know if you want to think about it from yield or just overall rate, but how much is repricing and how much is organic? I'm trying to get a sense for actually once we're done with repricing where your organic rate is going to be?

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

This is Clarence Gooden. About 50% of our contracts were up for renewal this year and those contracts were being repriced, and our total pricing of our contracts, about 15% of our contracts have not been repriced in this new environment and we are in the process of repricing about half of those this year, preponderantly, they 're in our coal business.

William Greene - Morgan Stanley - Analyst

So the organic pricing on the stuff that's already repriced, is that sort of in this 6% north number or is it--?

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

 Yes.

William Greene - Morgan Stanley - Analyst

Okay, so you think your organic pricing, once everything is repriced sort of more like 5%, does that sound right?

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

No. I think we said that it would be in the 5 to 6% range and slightly higher than that as we go forward this year.

William Greene - Morgan Stanley - Analyst

Okay. Export coal rates? How are those doing year-over-year?

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

Great.

William Greene - Morgan Stanley - Analyst

Like order of magnitude, 20, 30% kind of great? Because the export coal itself has gone up nicely.

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

Well, to be honest with you, Mr. Greene, it depends if you were priced in your export coal early in the season, that means early last year, you probably got a better rate than you do as it has progressed and moved forward as the price of both metallurgical and steam coal has risen in subsequent months. So the pricing is very strong, it's very firm in the export market.

William Greene - Morgan Stanley - Analyst

Okay. And then just lastly, Tony, can you give us any sense for some of the specifics that are driving the improvement in productivity? Obviously the headcount is down but sort of what kinds of things have you able to do to get there and how sustainable is that?

Tony Ingram - CSX Corporation - COO

Well, it's a continuation of our process that we've got. We're continuously staying focused on the one plan we can readjust it, as markets change and our people are getting better at driving the plan. We don't change it as often as we used to so we are just getting better in increments all the time.

William Greene - Morgan Stanley - Analyst

But any specifics in terms of initiatives?

Tony Ingram - CSX Corporation - COO

Well, our total service integration is one thing that we're working with our customers to improve productivity which is also in the long term giving us some capacity improvements, so we'll continue with those kind of focuses.

Michael Ward - CSX Corporation - Chairman, President, CEO

And this is Michael. Yes, I think you've seen in some of our numbers with the improvement in asset utilization what that does for our rents as well as the push that Tony and his team have been putting on fuel efficiency with summer shutdown programs and making sure that the contents match the train well so there's a number of actions he is going to continue to take to drive the day-to-day productivity.

William Greene - Morgan Stanley - Analyst

Thanks for your help.

Operator

Thank you. Ken Hoexter of Merrill Lynch. You may ask your question.

Ken Hoexter - Merrill Lynch - Analyst

Great. Good morning. Can you talk a bit about, Tony, I think actually you Clarence, I think you just mentioned about half of the 15% of coal is going to be repriced this year. Was that all done already starting in January? I'm just wondering if we should look for accelerating coal yields beyond even 20%.

Tony Ingram - CSX Corporation - COO

Ken, most of it was done in the first quarter.

Ken Hoexter - Merrill Lynch - Analyst

Okay. Makes sense then. And then you talk about capacity too on the export coal side. I guess you had about 7.5 million tons. Can you talk about where that can go, capacity wise?

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

Well, I think our capacity in export coal, which has, as you know, Ken, multiple factors, it's everything from cars to crude, to coal availability, to port capacity. I think that at the current run rates that we're at as an industry, we'll be able to handle that. To exceed that by much is going to take a lot of improvements on all sides of that equation.

Michael Ward - CSX Corporation - Chairman, President, CEO

And we've brought on some additional resources, right?

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

We have. We're bringing on cars, we're bringing on locomotives and we're bringing on crews.

Ken Hoexter - Merrill Lynch - Analyst

So this 60 to 100% current growth rate doesn't phase you for a little while?

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

I don't think so, and of course, you have mine capacity issues that will rise too, that will also impact this.

Ken Hoexter - Merrill Lynch - Analyst

Okay. A quick follow-up for Tony. If I look at the service, the 13 weeks on origination, termination, dwell, and velocity were running below the 12 month averages. Is that a normal first quarter pattern or was there weather? Can you talk a little bit about if there's, if this is kind of a slowing down of ultimately reaching your target goals on these levels?

Tony Ingram - CSX Corporation - COO

Well, Ken don't forget that we measure everything to the minute on departure, so we're pretty restrictive on how we measure our on time departure. The weather this year in January and February hit us pretty good at different places. It wasn't a severe impact but it had a little bit of impact on certain key corridors so I think it's just the cycling of the weather here in January and February.

Michael Ward - CSX Corporation - Chairman, President, CEO

You always have that in the first quarter. Year-over-year first quarter to first quarter we did continue to show strong improvement, Ken.

Ken Hoexter - Merrill Lynch - Analyst

That's why I was just asking if the leveling out versus the 12 month rolling average is just maybe a normal first quarter seasonal effect?

Tony Ingram - CSX Corporation - COO

Yes. You're on target.

Ken Hoexter - Merrill Lynch - Analyst

Last question I have is just on the headcount. I know it was asked before but I just want to understand, where do you look as far as your outlook? If volumes rebound, is this something where you can look at the headcount and say you know, we still have room to improve efficiency or have you hit that point where as volumes come back you're going to start growing it and do they grow together, if volumes are up 3% we should look for headcount to return 3% can you talk a bit about that Oscar?

Oscar Munoz - CSX Corporation - EVP, CFO

Ken, as you know it's a somewhat complicated model with attrition, hiring, and training, obviously business model and business volumes that we work through so we try to work through all of them. I think probably the best way to answer the overall question two ways. One, we don't anticipate much fluctuation in the current base of headcount over the short-term. So there's not going to be a lot of wide fluctuation for the things that Tony mentioned. Second, with regards to how we look forward, again, as I think I said in the fourth quarter, I think where we have been more efficient and productive we may not need as many people over the longer term so short-term, no real fluctuations. Over the long term, a generally flattening or declining as we bring in even more business and again always always making sure that we don't run out of people and we run safely and we service customers. Those are first and foremost.

Ken Hoexter - Merrill Lynch - Analyst

Great. I appreciate the time. Thank you very much. Congrats on the OR improvement.

Michael Ward - CSX Corporation - Chairman, President, CEO

Thank you.

Operator

Tom Wadewitz of JPMorgan, you may ask your question.

Tom Wadewitz - JPMorgan - Analyst

Yes, good morning. Let's see. You talked a bit about coal, I'm not sure if you quite answered this. But the 20% yield growth in first quarter, does that reflect the repricing of all of the legacy contracts or is there some timing where you'll have more contracts come due say in second or third quarter and that number could be even stronger looking forward in '08?

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

The vast majority was, Tom, was done in the first quarter.

Tom Wadewitz - JPMorgan - Analyst

Okay, and in terms of I know you talked about same-store price. If you broke down the yield growth in terms of fuel mix and price, was there much of a mix effect and if we think about fuel being something like 8 percentage point year-over-year contribution to yield, any thoughts on those two?

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

Well, the 6.8% was in pure price.

Tom Wadewitz - JPMorgan - Analyst

Right.

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

Think of the mix being that our volume was down about 2% and our revenue ton miles were up 1%. So the main part would have been the impact of fuel.

Tom Wadewitz - JPMorgan - Analyst

So mix may have been a slight positive?

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

Yes, mix was a slight positive, price was heavy and then fuel was also heavy.

Tom Wadewitz - JPMorgan - Analyst

Okay. Good, that's helpful. And then on the cost side I know you've also had quite a few questions on the cost side, but was there anything in the quarter where you'd say well the soft volumes really enable us to hit on all cylinders on cost side and that we should be less optimistic if the volumes come back in terms of our cost performance? And I'm bearing in mind that you had the derailments last year so that's a year-over-year effect but was there anything, should we look at it that way or would you really say this cost performance and productivity will persist even as volumes improve?

Michael Ward - CSX Corporation - Chairman, President, CEO

Tom, this is Michael. I think it persists regardless. Tony continually sizes the network to the demand we have out there, so we're going to continue to do that as we go forward, as we see markets rebounding obviously some of the trends we can fill out more fully which has a very good incremental flow through and we will judiciously add train starts as we go forward so I think the base productivity will continue to improve even as volumes rebound.

Oscar Munoz - CSX Corporation - EVP, CFO

And Tom, if I could, this is Oscar. I guess from a quantitative aspect, because we get that question a lot. If you look back in last years first quarter of '07, we have roughly the same volume and workload that we had this year and if you compare the operating metrics that we had then versus what we have now, you'll see the improvement, so we continue to get more efficient as to how we run the railroad and again as Michael mentioned they are things that we work through.

Tom Wadewitz - JPMorgan - Analyst

Okay, great. If I can last one back for Clarence and the results were really strong, so congratulations on putting up real good numbers. Clarence, on the domestic intermodal is up I think 17.5%, at what point do you lap some of the maybe new services that you put in where that number would come down a lot or how much longer can you see domestic intermodal volumes up at a pretty high pace?

Tony Ingram - CSX Corporation - COO

We lap the new services that we put in this quarter and we will lap the losses that we had from last year in the third quarter.

Tom Wadewitz - JPMorgan - Analyst

Okay, great. Thank you for the time.

Michael Ward - CSX Corporation - Chairman, President, CEO

Yes.

Operator

Thank you. Our next question comes from Jason Seidl of Credit Suisse.

Jason Seidl - Credit Suisse - Analyst

Good morning, gentlemen. A couple quick questions. Clarence? What percent of your export coal business runs under contract right now?

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

Well, the preponderance of our traffic moves on a tariff rate and about 40 to 50% is moving under contract.

Jason Seidl - Credit Suisse - Analyst

Okay, 40 to 50%, okay, thank you. On the intermodal side, Clarence, given where fuel is right now are you starting to see more of a modal shift and if so do you guys have enough equipment out there on the intermodal front?

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

We're seeing some shift on the intermodal front. The shift that we're seeing, in some cases is coming out of box car off the West Coast. We still see pockets of high competitive activity where trucks are in excess. We're in the process of adding about 2200 units to our intermodal fleet over the course of the next few months.

Jason Seidl - Credit Suisse - Analyst

Okay, thank you, Clarence. Next question, Oscar, you mentioned there was no significant legal expenses related to the proxy fight in this quarter but it sounded like there may be some in Q2.

Oscar Munoz - CSX Corporation - EVP, CFO

Yes, there will be clearly. As Michael mentioned in his opening statement these things do have their cost.

Jason Seidl - Credit Suisse - Analyst

Do you have a ballpark range for us?

Oscar Munoz - CSX Corporation - EVP, CFO

Yes, and I think it will be outlined in the proxy when we file them but it's probably approximately all in legal and otherwise a couple of cents in the quarter.

Jason Seidl - Credit Suisse - Analyst

Couple of cents the next quarter? Okay, perfect. Also Oscar if you can, what -- to what extent did fuel hit the earnings this quarter because I know there's about a two month lag for you.

Oscar Munoz - CSX Corporation - EVP, CFO

It was less than we had in the fourth quarter which was quite significant and I think after we work through all of the numbers as a net number, roughly 15 million.

Jason Seidl - Credit Suisse - Analyst

Okay.

Oscar Munoz - CSX Corporation - EVP, CFO

Impact, negative.

Jason Seidl - Credit Suisse - Analyst

Right, no, absolutely. Thank you for the time as always, gentlemen, nice quarter.

Michael Ward - CSX Corporation - Chairman, President, CEO

Thank you.

Operator

Gary Chase of Lehman Brothers, you may ask your question.

Gary Chase - Lehman Brothers - Analyst

Good morning, everybody. Clarence a few for you. Was curious you gave a lot of color on the pricing of the legacy contracts within coal. You said there were I think 15% and about half of that were in the coal business. Of the remainder did you get at any of those in the first quarter and when should we expect that you'll be able to if not?

Tony Ingram - CSX Corporation - COO

We did not get any of the remainder in the first quarter and most of that remaining number, which is relatively small, is in out years like 2011, 2012.

Gary Chase - Lehman Brothers - Analyst

Okay. So not much more on that front for this year?

Tony Ingram - CSX Corporation - COO

For this year, that's correct.

Gary Chase - Lehman Brothers - Analyst

What's changed in the pricing outlook from at least December to present that causes you to say you'll break out of the range you'd projected earlier? What's the source of surprise there?

Tony Ingram - CSX Corporation - COO

Well, I don't know that surprise is the right adjective. I would say that it's a stronger service product that we have that's manifesting itself. I would say it's in our commodity mix, agricultural products, ethanol, phosphates, fertilizers, export coal, those things and the demand for those products and commodities has enabled us to enjoy fairly robust price increases.

Oscar Munoz - CSX Corporation - EVP, CFO

This is Oscar. Just as a matter of course, the full year initial numbers that we were considering internally, they're generated kind of at the late part of the prior year, so in late 2007 we're looking at our forward projections and you remember back on the concept of recession and all those issues were very much in the economy so before we went too bold with our numbers we wanted to see how we weathered the storm with weather, no pun intended and the economy and all the other business worked out so as we saw a greater amount of clarity with regards to all of the things Clarence mentioned and some of this other business, we were able to sort of make our projections go a little higher.

Gary Chase - Lehman Brothers - Analyst

Actually parts of that are what I was going to ask finally, just the comment that you've made about a stable industrial economy seems a little bit at odds with at least the way we're interpreting what we're hearing from some others, just any thoughts there on what's happening? Is that a statement about you actually don't think things are slowing overall or something unique about CSX that you think is driving that?

Tony Ingram - CSX Corporation - COO

We think it's a mixed bag. If you're in the automotive business or the housing business or businesses related to those, you've got issues. If you're in that part of the metal business that's making pipe, that's making sheet steel, you're in a good part of the business. If you're in the agricultural businesses, whether it's growing the crops or whether it's harvesting the crops, you're in a good part of the business right now. If you're in related commodities to those, sulfur, potash, things like that, you're in a very strong part of the economy. So what you're seeing in our earnings is the mixed bag that you're seeing in the U.S. economy in general.

Gary Chase - Lehman Brothers - Analyst

Okay, thanks.

Operator

Our next question comes from Lee Klaskow of Longbow Research.

Lee Klaskow - Longbow Research - Analyst

Yes, hi. Good morning. I was just wondering if you can give us a little color on your TCI initiative and what kind of impact if any this had in the quarter?

Michael Ward - CSX Corporation - Chairman, President, CEO

Tony do you want to talk about TCI?

Lee Klaskow - Longbow Research - Analyst

TSI, Yes.

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Tony Ingram - CSX Corporation - COO

Our total service integration is we continue to work primarily in our particular customers as the grain coal where we sort of meet the operation needs with the customer demand and the capacity, so that's our biggest focus and we think we can get some little improvement out of them.

Lee Klaskow - Longbow Research - Analyst

Okay. And also, what's, I guess what are your kind of reservations in terms of not increasing the full year guidance given the exceptional quarter?

Oscar Munoz - CSX Corporation - EVP, CFO

I'm sorry, to not increasing the full year guidance?

Lee Klaskow - Longbow Research - Analyst

Yes, I mean, you didn't really increase the full range. Now you're saying it's going to be in the upper range. I guess I'm curious why it wasn't like specifically tightened up?

Oscar Munoz - CSX Corporation - EVP, CFO

That's a terrific question I guess. I guess the way we look at it is at the start of the year I think the general consensus on the Street was around $3. We're now up in the $3.50 to $3.60 range and we're getting a question. I think as we look forward and we look at all of the business aspects and we do the numbers, there's things that will be upcoming over the course of the next three quarters that the business will be strong, that we have some things that we will have to weather through. There are always incidents in our wonderful business so there's some contingency certainly built in but again, if you take the range that we've outlined, that is a 30% plus in EPS, which is is I think pretty significant so we'll keep you updated.

Lee Klaskow - Longbow Research - Analyst

Okay, thanks a lot.

Operator

Thank you. Our final question comes from Ed Wolf of Wolf Research.

Ed Wolf - Wolf Research - Analyst

Oscar just a clarification. At the end of the presentation you talked about 18 to 21% EPS growth long term on a growth rate of 13 to 15% EBIT growth and I thought you said that does not include share repurchase going forward. Did I hear that going right?

Oscar Munoz - CSX Corporation - EVP, CFO

You heard that right.

Ed Wolf - Wolf Research - Analyst

So theoretically the 3 billion share repurchase from here would be accretive to that?

Oscar Munoz - CSX Corporation - EVP, CFO

Yes.

Ed Wolf - Wolf Research - Analyst

Okay just wanted to make sure I understand that.

Oscar Munoz - CSX Corporation - EVP, CFO

 Yes, 2.4 in the aggregate, yes.

Ed Wolf - Wolf Research - Analyst

Okay. Tony? Can you talk a little bit about it's been a lot of quarters now of consistent improvement in the service metrics, the safety, as well the velocity. How much runway do you feel that's left? Are we in the seventh inning? Eighth inning? How much of this is there left to go? It's going to get difficult at some point if you keep doing this. Where are we in that process?

Tony Ingram - CSX Corporation - COO

Well, I think you're right. The improvements may not be as big but we're still not the best in the industry so we're still pushing in each area to strive to reach those points, but I think the improvements that we are making now even they may be small are pretty monumental in some of the areas that we're pushing in.

Ed Wolf - Wolf Research - Analyst

So how much more even small improvements do you see? Is there another year, another two years? Consistently, I realize directionally there's probably years but how long should we just see consistent every quarter kinds of improvement and when does that get just very difficult to do?

Tony Ingram - CSX Corporation - COO

Well, the improvements are getting difficult, but we continue to push and get more improvements as we go on, and we're never going to let up. We'll always improve a little bit.

Ed Wolf - Wolf Research - Analyst

When you look at where you've gone over the last three years, would you say if you had to put an inning 1 to 9, where would you say you are?

Michael Ward - CSX Corporation - Chairman, President, CEO

Well, the game changes. I think Oscar said before sometimes you have a double header here, Ed. We're deploying a lot more technology now and as we invest in both the infrastructure and technology we think that is going to allow us to continue to drive further improvement over time. So it may not be the things Tony has been pushing on now we'll continue to improve maybe at a slower pace but as we deploy technology, as we make capital investments we're going to see even further productivity improvements going forward. This is the second game of your double header.

Ed Wolf - Wolf Research - Analyst

So we're into a whole new game now you're telling me there's another nine?

Michael Ward - CSX Corporation - Chairman, President, CEO

Why not? Yes.

Ed Wolf - Wolf Research - Analyst

And a lot of people have asked about the increase in guidance from 5 to 6% same-store pricing towards closer to 7 that we saw. You talked about things having gotten as bad as they might have sounded from the economy a little while ago, Oscar. Is it also that that 7% of the coal pricing that's come up that hadn't repriced is maybe a little stronger than you thought? Is that a fair assumption?

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

Ed, this is Clarence. Let me make sure I understood your question. So ask me again.

Ed Wolf - Wolf Research - Analyst

Okay. When you took up your guidance for same-store pricing and you also noted that about half of your 15% of business that hasn't repriced is mostly coming from coal and mostly priced already in the first quarter, is the assumption that some of that went better than you would have thought a quarter ago and that's why you're taking up that guidance?

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

It is a true statement that our coal pricing on that 7% that we took up in the first quarter was better than what we thought. It's also true that in most of our other areas, our pricing has stayed stronger than we anticipated it to be.

Ed Wolf - Wolf Research - Analyst

Okay. What's driving the domestic intermodal trans Continental growth the way it is? Is this fuel, is it the difference with truckload on fuel? Is that the biggest driver?

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

We think it's some shifting transportation patterns, it's less of the international traffic has moved inland, the westbound movements of domestic freight has increased and domestic boxes as opposed to international boxes. A lot of the international boxes now are being used for export, particularly in agricultural products and in ethanol byproducts. It has been a renewed focus on us, on our trans Continental product. It has been growth in the BNSF connection traffic coming into the Southeast. It's been growth in the Schneider traffic that's been coming to us on our Marion train and in some other lanes. It's also growth in the new Chambersburg market that we've opened up so it's a broad spectrum of things, no one particular thing.

Ed Wolf - Wolf Research - Analyst

Then just one last clarification. Clarence you noted there was a loss on intermodal through third quarter. Can you give some clarity? What loss are you talking about?

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

We had some international contracts last year that we lost to competition and we had some international freight that we lost to an over the road move.

Ed Wolf - Wolf Research - Analyst

Okay. Thanks a lot for the time, everybody.

Clarence Gooden - CSX Corporation - EVP, Sales, Marketing Officer

You're welcome.

Michael Ward - CSX Corporation - Chairman, President, CEO

With that, thank you for joining our first quarter call. Appreciate your interest.

Operator

This concludes today's conference. Thank you for your participation in today's call. You may disconnect your lines.